UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934

MOLECULAR DEVICES CORPORATION
(Name of Subject Company)
MOLECULAR DEVICES CORPORATION
(Name of Person Filing Statement)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
60851C 10 7
(CUSIP Number of Class of Securities)

Joseph D. Keegan, Ph.D.
President and Chief Executive Officer
Molecular Devices Corporation
1311 Orleans Drive
Sunnyvale, CA 94089
(408) 747-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Suzanne Sawochka Hooper, Esq.
Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155
(650) 843-5000
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The following is a copy of (i) a press release issued on January 29, 2007 and (ii) information first posted on the website of Molecular Devices Corporation (the “Company”) on January 29, 2007 and distributed to certain of the Company’s customers on such date.

Press Release	Contact:	Tim Harkness
Molecular Devices Corporation
(408) 747-3533
MDS Offers to Acquire Molecular Devices for US$615 Million in Major
Expansion of MDS Sciex Business
•	New MDS business unit offers broader array of customer solutions by combining leadership positions in Mass Spectrometry and Cellular Analysis
•	Outstanding potential to exploit combined R&D expertise, a strengthened distribution channel and global manufacturing footprint
•	Transaction expected to bring US$190 million in revenue and US$45-$50 million in EBITDA in the first year of ownership
Sunnyvale, California and Toronto, Canada — January 29, 2007—MDS Inc. ( NYSE:MDZ; TSX:MDS), and Molecular Devices Corporation (NASDAQ: MDCC) today announced they have signed a definitive agreement pursuant to which MDS will acquire Molecular Devices, a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing, in a US$615 million cash transaction. Under this agreement, MDS proposes to acquire all of the common stock of Molecular Devices for US$35.50 per share. The definitive agreement has been unanimously approved by the Boards of both companies. MDS will commence a cash tender offer for all of the outstanding shares of common stock of Molecular Devices.
This strategic acquisition marks a significant expansion for MDS. By acquiring Molecular Devices with its strong brand recognition and leading edge products and capabilities, MDS will strengthen its leadership position as one of the top global providers of life sciences solutions. It will now offer systems that provide high content screening, cellular and biochemical testing for leading drug discovery and life sciences laboratories in pharmaceutical, biotechnology, academic and government institutions.
Headquartered in Sunnyvale, California, Molecular Devices has an installed base of 100,000 instruments and markets its products globally through its sales and marketing offices in the United States, England, Germany, South Korea, China, Japan, Australia and Brazil. Molecular Devices is a leading supplier of systems, reagents and software used by researchers worldwide in basic and applied settings to accelerate the pace of drug discovery and development. Molecular Devices has long been a pioneer in such critical areas as high content screening, G protein-coupled receptors and kinase screening as well as automated electrophysiology.
As a result of this acquisition, MDS plans to create a new business unit that will combine the Molecular Devices and MDS Sciex businesses. It will be led by the current President of MDS Sciex, Andy Boorn Ph.D, who will oversee its integration and management. The combined organization will have more than 1,100 employees with over 250 scientists and engineers. A strong intellectual property portfolio and pipeline of new products will fuel growth in this newly created business unit. The MDS Sciex and Molecular Devices brand names will continue to exist under this new business unit. MDS Sciex will continue to expand its mass spectrometry franchise by working with its joint venture partners Applied Biosystems and PerkinElmer. Through Molecular Devices, MDS Sciex will gain a global sales and marketing team that can be used to launch future product innovations outside of these joint venture agreements.
“This exciting acquisition builds upon our MDS Sciex platform, and is a perfect fit with our strategy,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “We are thrilled to have the Molecular Devices team join MDS. This acquisition delivers on our commitment to invest in businesses that broaden our capabilities with our customers and provide strong returns for our shareholders.”
“I am proud of what we have built at Molecular Devices and view this as a great combination,” said Joe Keegan Ph.D, President and Chief Executive Officer, Molecular Devices Corporation. “We believe this acquisition is great news for our employees and our shareholders. By joining with MDS Sciex, the combined company will have a unique opportunity to bring innovative products to leading life sciences customers.”
The total purchase price is made up of US$585 million to purchase outstanding shares plus US$30 million to purchase outstanding stock options. Excluding normal one-time merger-related expenses, the transaction is expected to be modestly accretive in 2007. It is expected to be significantly accretive in 2008 and beyond. MDS expects to realize cost synergies in the range of US$10-$12 million (US$7 million in fiscal 2007) primarily through the elimination of Molecular Devices’ public company costs, related corporate infrastructure and the opportunity to leverage significant capabilities across the combined global organization. In the four quarters ending September 2006, Molecular Devices reported revenues of US$185 million and EBITDA of US$38 million.
The transaction is subject to regulatory and other customary closing conditions and is expected to close in the second calendar quarter of 2007.
Merrill Lynch & Co is acting as exclusive financial advisor to MDS; Ropes & Gray LLP is acting as legal counsel to MDS in this transaction. UBS Investment Bank is acting as exclusive financial advisor to Molecular Devices; Cooley Godward Kronish LLP is acting as legal counsel to Molecular Devices.
Conference Call Details
MDS and Molecular Devices will host a conference call to discuss this pending transaction at 10:00 a.m. EST on Monday, January 29, 2007. This call will be web cast live at www.mdsinc.com, www.moleculardevices.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call. To participate, please dial 416-406-6419 or 1-888-575-8232 (international). For a replay, please dial 416-695-5800 or 1-800-408-3053 (international).
Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties, including risks to both companies that the acquisition of Molecular Devices will not be consummated as the transaction is subject to certain closing conditions, when the transaction is consummated, there will be risks and uncertainties related to MDS’s ability to successfully integrate the two companies. MDS’s and Molecular Devices’ actual results could differ materially from those currently anticipated due to these risks and a number of other factors, including, but not limited to, successful integration of structural changes, including restructuring plans, acquisitions, technical or manufacturing or distribution issues, the competitive environment for the respective products of MDS and Molecular Devices, the development of new products, the degree of market penetration of the respective products of MDS and Molecular Devices, and other factors set forth in reports and other documents filed by MDS and Molecular Devices with Canadian regulatory authorities and the U.S. Securities and Exchange Commission from time to time.
Legal Statement
The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. At the time the tender offer is commenced, MDS and its subsidiary, Monument Acquisition Corp. intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and Molecular Devices intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. MDS, Monument Acquisition Corp. and Molecular Devices intend to mail these documents to the stockholders of Molecular Devices. These documents will contain important information about the tender offer and stockholders of Molecular Devices are urged to read them carefully when they become available. Stockholders of Molecular Devices will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from MDS by mailing requests for such materials to:
MDS Inc.
2700 Matheson Blvd. East
Suite 300, West Tower
Mississauga, Ontario L4W 4V9
Attention: Corporate Secretary

About MDS Inc.
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 8,800 highly skilled people in 28 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day
About Molecular Devices Corporation
Molecular Devices Corporation is a leading supplier of high-performance bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research. Our systems and consumables enable pharmaceutical and biotechnology companies to leverage advances in genomics, proteomics and parallel chemistry by facilitating the high-throughput and cost-effective identification and evaluation of drug candidates. Our solutions are based on our advanced core technologies that integrate our expertise in engineering, molecular and cell biology, and chemistry. We enable our customers to improve research productivity and effectiveness, which ultimately accelerates the complex process of discovering and developing new drugs.
For further information contact:
Investors:
Sharon Mathers
Vice-President, Investor Relations and External Communications
MDS Inc.
(416) 675-6777 x 34721
sharon.mathers@mdsinc.com
Tim Harkness
Senior Vice-President and Chief Financial Officer
Molecular Devices
(408) 747-3533
Tim.Harkness@MolDev.com
Media:
Catherine Melville
Director, External Communications
MDS Inc.
(416) 675-6777 x 32265
catherine.melville@mdsinc.com
###

Message from MDC President and CEO
Dear Molecular Devices Customer:
Today MDS Inc. and Molecular Devices Corporation announced that they had signed a definitive agreement in which MDS will acquire Molecular Devices. On behalf of Molecular Devices, let me relay our excitement at the opportunity of integrating two world-class pioneering organizations. This strategic merger greatly expands both MDS and Molecular Devices market presence, and leverages our combined scientific and intellectual property. The new entity will join the ranks as one of the top global providers of life science instruments. As a result of this acquisition, MDS will create a new business unit, combining Molecular Devices and the MDS Sciex businesses, which will continue to offer the Molecular Devices portfolio of products, and honor our warranty and service contract commitments on existing and future purchases.
What this means for our customers is:
•	More global representation to better service all of our combined customers;

•	Stronger life science expertise and application support;

•	Broader life science instrumentation product pipeline;
Over the coming months, while we integrate the two companies, Molecular Devices will continue to operate in the same manner. We are keen to ensure that our integration activities have minimal disruption on our customers worldwide and you can anticipate seamless support from all our sales, service and customer support staff during this transition. Therefore, please continue to utilize your current sales and service representatives and network for all of your support requirements. During the integration period, the new MDS organization will continue to notify you of our progress and customer support activities. Thank you for your continued support.
Sincerely,
Joseph D. Keegan, Ph.D.
President and Chief Executive Officer

www.moleculardevices.com	www.mdsinc.com
[Hyperlink to a copy of the above press release]
MDS Inc. and Molecular Devices Corporation Acquisition FAQ
•	Who do I call for instrument service during the integration?
All worldwide customer service and support inquiries for Molecular Device’s products should continue to be through the regional Molecular Devices contacts and channels. To check the customer support representatives in your region visit http://www.moleculardevices.com/pages/contact.html.

•	Will MDS Inc. honor existing and future service contracts and warranties?
Yes, MDS Inc. will continue to offer and support via the Molecular Devices worldwide customer support organization including all existing and future service warranties and agreements.

•	Who do I call to place and order?

All orders for Molecular Devices products, including Universal Imaging and Axon Instruments should be through the regional Molecular Devices sales representatives. To check the sales office in your region visit http://www.moleculardevices.com/pages/contact.html.

•	Will Molecular Devices continue to offer the same products?
Molecular Devices will continue to offer a full range of life science and drug discovery products.

•	What is MDS Inc.?
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that their customers need for the development of drugs and diagnosis and treatment of disease. They are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS, Inc. is composed of three main businesses: MDS Pharma Services, MDS Sciex and MDS Nordion. http://www.mdsinc.com.

•	Will Molecular Devices continue to exist?
MDS Inc. plans to create a new business unit, which will include the MDS Sciex and Molecular Devices businesses. This new business unit will be led by the current President of MDS Sciex, Andy Boorn PhD.

•	When will the deal be closed?
It is expected that the merger will be completed in the second quarter of the calendar year 2007.
###
Additional Information About This Transaction and Where to Find It
This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Molecular Devices. Stockholders of Molecular Devices are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, MDS will file tender offer materials with the U.S. Securities and Exchange Commission, and Molecular Devices will file a Solicitation/Recommendation Statement with respect to the offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Molecular Devices at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from (i) MDS by mailing requests for such materials to: MDS Inc., 2700 Matheson Blvd. East, Suite 300, West Tower, Mississauga, Ontario L4W 4V9, Attention: Corporate Secretary, and (ii) Molecular Devices by mailing requests for such materials to: Investor Relations, Molecular Devices Corporation, 1311 Orleans Drive, Sunnyvale, California 94089 .
In addition to the Offer to Purchase, related Letter of Transmittal and other documents relating to the tender offer, as well as the Solicitation/Recommendation Statement, MDS and Molecular Devices file annual, quarterly and special reports, proxy statements and other information with the U.S. Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by MDS or Molecular Devices at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the U.S. Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. MDS’ and Molecular Devices’ filings with the U.S. Securities and Exchange Commission are also available to the public from commercial document-retrieval services and at the website maintained by the U.S. Securities and Exchange Commission at http://www.sec.gov/.
Interests of Certain Persons in the Offer and the Merger
MDS will be, and certain other persons may be, soliciting Molecular Devices stockholders to tender their shares into the tender offer. The directors and executive officers of MDS and the directors and executive officers of Molecular Devices may be deemed to be participants in MDS’s solicitation of Molecular Devices’ stockholders to tender their shares into the tender offer.